UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-30951

CUSIP NUMBER: 828378 208

(Check One):

  X   Form 10-K         Form 20-F        Form 11-K        Form 10-Q

         Form 10-D        Form N-SAR        Form N-CSR

For Period Ended: December 31, 2009

     [  ]     Transition Report on Form 10-K

     [  ]     Transition Report on Form 20-F

     [  ]     Transition Report on Form 11-K

     [  ]     Transition Report on Form 10-Q

     [  ]     Transition Report on Form N-SAR

     For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Silvergraph International, Inc.

Former Name if Applicable:

Address of Principal Executive Office:

22541 Parkfield

City, State and Zip Code:

Mission Viejo, CA 92692

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)     The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed).

The financial statements are not yet completed and cannot be completed by the required filing date without unreasonable cost and effort due to unexpected delays in obtaining certain information.  The Company expects to have all remaining information provided by April 1, 2010, and will then be in a position to complete and file the Form 10-K.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

James R. Simpson

(831) 521-1297

(Name)

(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

[X] Yes  [   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes  [X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Silvergraph International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT:

SILVERGRAPH INTERNATIONAL, INC.

Date: March 31, 2010

By   /s/ James R. Simpson

James R. Simpson, CEO and Secretary